UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

 EXPLANATORY NOTE

On September 14, 2026, Valens Semiconductor Ltd. (“Valens” or the “Company”) entered into a license agreement (the “Agreement”) with Semiconductor Components Industries, LLC (“Onsemi”), a leading U.S.-based global semiconductor manufacturer specializing in intelligent power and sensing solutions for the automotive, industrial, and AI data center markets. Under the Agreement, Valens grants Onsemi a non-exclusive license under Valens’ intellectual property rights to make and sell a specific next-generation integrated image sensor product incorporating Valens’ MIPI A-PHY connectivity technology in exchange for certain royalty payments.  The Agreement can be terminated after ten years for convenience upon 180 days' prior written notice (or earlier upon material breach). Upon termination, the license survives with respect to products already on Onsemi’s product roadmap or commercialized prior to termination, subject to continued royalty payments to Valens.

The information contained in this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-260390) and Form S-8 (File Nos. 333-259849, 333-269250, 333-276520 and 333-285792 and 333-293747).

A copy of the press release describing the Agreement is furnished as Exhibit 99.1 herewith.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

TABLE OF CONTENTS

ITEM
99.1	Press Release dated September 22, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Yoram Salinger
	Name:	Yoram Salinger
	Title:	Chief Executive Officer

Date: September 22, 2026

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